

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

June 23, 2009

By Facsimile and U.S. Mail

Mr. Ara Zartarian
Chief Executive Officer, President
Marani Brands, Inc.
13152 Raymer Street, Suite 1A
North Hollywood, CA 91605

> **Re: Marani Brands, Inc.**
> **Form 10-KSB for the Year Ended June 30, 2008**
> **Filed October 14, 2008**
> **Response Letter Dated April 30, 2009**
> **File No. 333-123176**

Dear Mr. Zartarian:

We issued comments to you on the above captioned filings on April 9, 2009. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by July 7, 2009 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by July 7, 2009**,** we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

You may contact Brian McAllister, Staff Accountant, at (202) 551-3341 or Ryan C. Milne, Accounting Branch Chief, at (202) 551-3688 if you have questions regarding comment on the financial statements and related matters. Please contact me at (202) 551-3871 with any other questions.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services